EXHIBIT 99.1
Magal Security Systems Ltd. Reports
 First quarter 2019 Financial Results
Revenue at $21.2 million, up 23% year-over-year

YEHUD, ISRAEL, May 21, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three months ended March 31, 2019. Management will hold an investors' conference call later today (at 10:00am Eastern Time) to discuss the results.
FIRST QUARTER 2019 HIGHLIGHTS
•	Revenue of $21.2 million, up 23% year over year;
•	Operating income of $0.5 million versus $33 thousand in same quarter last year;
•	Net loss of $0.7 million
•	EBITDA of $1.0 million, up 96% year-over-year;
•	Quarter-end net cash at $52.8 million;

MANAGEMENT COMMENT
Commenting on the results, Mr. Dror Sharon, CEO of Magal, said, "We are pleased with our performance, generating a solid level of revenues for a first quarter, which traditionally is a seasonally weaker one for Magal. Our revenue growth was driven by a diversified mix of projects as well as products, leading to improved operating profit and EBITDA. Long-term, our goal is to continue to achieve organic growth while pursuing additional growth opportunities."
FIRST QUARTER 2019 RESULTS
Revenues were $21.2 million, an increase of 23% compared with revenues of $17.3 million in the first quarter of 2018.
Revenues from projects represented approximately 63% of total revenues, while revenues from products represented approximately 37% of total revenues. Revenues from projects and from products increased by approximately 21% and 14%, respectively, year over year.
Gross profit was $9 million, or 42.3% of revenues, compared with gross profit of $7.6 million, or 43.8% of revenues, in the first quarter of 2018. The change in gross margin between quarters is a function of the revenue mix in the particular quarter.
Operating income was $0.5 million compared to operating income of $33 thousand in the first quarter of 2018.
Financial expenses were $0.7 million compared to a financial income of $0.1 million in the first quarter of 2018.  In Israel, Magal's functional currency is the Israeli Shekel (NIS) and the vast majority of Magal's cash deposits are held in US dollars. Because of the sharp appreciation of the NIS against the US dollar during the quarter, the Company recorded a high level of non-cash financial expenses.

Net loss attributable to Magal shareholders' was $0.6 million, or $0.02 per share, compared with a net loss attributable to Magal shareholders' of $0.2 million, or $0.01 per share in the first quarter of 2018.
EBITDA was $1.0 million compared with $0.5 million in the first quarter of 2018.
Cash, short term deposits and restricted deposits, net of bank debt, as of March 31, 2019, was $52.8 million, or $2.29 per share, compared with cash and short term deposits, net of bank debt, of $55.0 million, or $2.38 per share, at December 31, 2018.

INVESTORS' CONFERENCE CALL INFORMATION:
The Company will host a conference call later today, May 21, 2019, at 10am Eastern Time and 5pm Israel time.
To participate, please call one of the following teleconferencing numbers:
US: 1 888 281 1167; Israel: 03 918 0685; UK: 0 800 917 9141; Intl.: +972 3 918 0685
A replay of the call will be available on the Company's website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com.

ABOUT MAGAL SECURITY SYSTEMS LTD.
Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL  SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2019	2018	% change
Revenue	21,190	17,255	22.8
Cost of revenue	12,219	9,699

Gross profit	8,971	7,556	18.7
Operating expenses:
Research and development, net	1,854	1,605	15.5
Selling and marketing	4,270	4,233	0.9
General and administrative	2,376	1,685	41.0
Total operating expenses	8,500	7,523

Operating income	471	33
Financial income (expenses), net	(731)	117

Income (loss) before income taxes	(260)	150

Taxes on income	403	317

Net loss	(663)	(167)

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	(110)	-

Net loss attributable to Magal shareholders'	(553)	(167)

Basic and diluted net loss per share	$(0.02)	$(0.01)

Weighted average number of shares used in computing basic and diluted net loss per share	23,061,497	23,032,511

	Three Months Ended March 31
	2019%	2018%

Gross margin	42.3	43.8
Research and development, net as a % of revenues	8.7	9.3
Selling and marketing as a % of revenues	20.2	24.5
General and administrative as a % of revenues	11.2	9.8
Operating margin	2.2	0.2
Net margin	-	-

MAGAL SECURITY SYSTEMS LTD.
 RECONCILIATION OF EBITDA TO NET LOSS
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2019	2018

GAAP Net loss	(663)	(167)
Less:
Financial income (expenses), net	(731)	117
Taxes on income	403	317
Depreciation and amortization	(528)	(477)
EBITDA	999	510

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2019	2018
CURRENT ASSETS:
Cash and cash equivalents	$36,324	$38,665
Short-term bank deposits	13,347	13,150
Restricted deposits	3,174	3,135
Trade receivables, net	14,541	14,176
Unbilled accounts receivable	6,373	6,050
Other accounts receivable and prepaid expenses	4,648	4,126
Inventories	13,827	13,863

Total current assets	92,234	93,165

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits and restricted bank deposits	156	146
Severance pay fund	1,229	1,289
Deferred tax assets	3,491	3,459

Total long-term investments and receivables	4,876	4,894

PROPERTY AND EQUIPMENT, NET AND OPERATING LEASE RIGHT-OF-USE ASSETS	11,001	6,347

GOODWILL AND INTANGIBLE ASSETS, NET	15,454	14,765

TOTAL ASSETS	$123,565	$119,171

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2019	2018

CURRENT LIABILITIES:

Trade payables	$6,166	$6,359
Customer advances	8,237	10,170
Deferred revenues	2,014	2,387
Other accounts payable and accrued expenses	14,759	13,226
Short-term operating lease liabilities	978	-

Total current liabilities	32,154	32,142

LONG-TERM LIABILITIES:
Deferred revenues	1,549	1,344
Deferred tax liabilities	179	182
Accrued severance pay	2,106	2,181
Long-term operating lease liabilities	3,565	-
Other long-term liabilities	68	351

Total long-term liabilities	7,467	4,058

Redeemable non-controlling interest	1,733	1,755

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at March 31, 2019 and December 31, 2018; Issued and outstanding: 23,098,885 shares at March 31, 2019 and 23,049,639 shares at December 31, 2018	6,735	6,721
Additional paid-in capital	94,521	94,205
Treasury shares	(375)	-
Accumulated other comprehensive loss	(1,505)	(1,827)
Foreign currency translation adjustments (stand alone financial statements)	4,049	2,795
Accumulated deficit	(21,231)	(20,678)

Total shareholders' equity	82,194	81,216
Non-controlling interest	17	-

TOTAL SHAREHOLDERS' EQUITY	82,211	81,216

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$123,565	$119,171